AMERICAN BONANZA PROVIDES CORPORATE UPDATE

October 21, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") wishes to provide shareholders with an update on operations at their 100% owned Copperstone gold mine in Arizona.

On October 11, 2013, the Company announced that mining and milling operations would be temporarily suspended, as it was unable to generate sufficient revenue to meet its on-going operational costs. Factors contributing to this decision included the need to maintain a consistent flow of ore to the mill on an on-going basis and the need to implement better mining methods to consistently improve dilution, backfilling, and development requirements to achieve the expected grade as per the Feasibility Study.

During the temporary suspension, the company is actively seeking additional capital and plans to support ongoing engineering and redesign of the underground mine in order to achieve design production capacity at the mine.

Care & Maintenance Update

All operation costs have been eliminated. The labor force has been reduced to a Care & Maintenance crew, and the mine and mill equipment have been shut down in an orderly manner and all appropriate equipment stored for reuse. The mine has been placed on Care & Maintenance, and is being pumped to ensure that the mine remains dry and does not fill with water. All regulatory, permit, and insurance issues have been identified and are being maintained.

A Care & Maintenance team of 9 is working at the Copperstone mine, including a manager, mine superintendent, mine engineer, controller, accountant/human resource, and security guards. Mine planning and operational programs are currently being refined on-site by a team of 5 led by the Company’s Chief Operating Officer. These activities are part of a planned three-stage mine Care & Maintenance program, with the goal of enabling the mine to rapidly move forward and re-commence operations in order to achieve design rates:

Stage One:

Detailed underground drilling to further delineate the ore body location and support engineering and development of new stope designs. The objective of this drilling is to reduce dilution during mining and improve ore extraction rates, resulting in greater ore output from the underground mine.

Stage Two:

Development mining to improve underground infrastructure and provide a sufficient number of working areas to improve future ore production. Stage two plans also include mining of ore prior to the restart of milling operations. The planned result is the development of sufficient ore stock piles of consistently high grade ore that will provide a steady feed to the mill via the re-worked mine plan.

Stage Three:	Re-starting the mill with the goal of rapidly achieving design production rates.

Stage One

The Company has already begun the implementation of an underground drill campaign with a complete drilling plan already completed. Request for Proposals have been requested from several drilling companies. These proposals will be reviewed in the next couple of weeks with drilling expected to commence upon completion of new financing.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

Stage Two

Prior to the start of the Care & Maintenance period, Copperstone had made good underground development mining progress into several new C and D zone targets. Copperstone had been mining from four production headings and was in the process of accessing the new areas recently being developed.

A new mine plan will be developed in the next weeks, once the Care & Maintenance programs are finalized. The development of the new mine plan will include updating the C and D zones to take advantage of recent development mining progress, and examine alternative mining methods to be employed in those areas.

A new approach to access the B-Zone is being examined, using a new decline and tying in the new decline to the old Cypress Decline/Adit. Focus on the new B-Zone plan will be a priority, as it has the potential to open up a completely new Zone and add significantly more mining areas. Upon completion of the design work, development in the B-Zone is planned to commence. As the new B-Zone decline is collared and work crews are cycling appropriately, design and planning will also focus on completing the development work for new stoping designs in the C and D zone.

The review of the mine plan in the C and D zone targets will focus on long-hole stoping techniques, cast stoping, and other methods that effectively reduce or eliminate cemented backfill and should increase ore tonnage output. Bonanza will also focus on improvements to the backfilling cycles.

Stage Three

The goal is to achieve an ore stock-pile sufficient for a minimum 30 days of milling operations before the team at Copperstone re-commences mill operations. The long term goal is to provide a consistent feed of high-grade ore delivered to the mill from the mine. The mill has performed well and has delivered reliable gold recoveries since April 2012.

The plan is to rehire staff on an as needed basis with full staffing being completed by the startup of the mill. A plan and schedule will be developed and implement over the next few weeks as the details are completed.

Financing Progress

The Company is currently in negotiations with several significant finance groups, and discussions are progressing during the Care & Maintenance period with a goal of providing sufficient capital to resume full long term operations at the mine. The Company will continue to update shareholders on progress regarding the financing in the near future. In the meantime, the Company is working with potential and existing financing sources to raise sufficient capital to conduct the Care & Maintenance programs at the mine.

The Company also announces the resignation of Robert McKnight as director of American Bonanza Gold Corp. to pursue other business interests. The Company would like to thank Mr McKnight for his many years of service and valuable contributions to the Company, and wishes him continued success.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

Doug Wood, P. Geo the Vice President of Exploration of the Company, is the "qualified person" as defined in NI 43-101 who has reviewed and approved the technical information in this news release.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP. Brian Kirwin, President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the completion of planned programs and performance during the Care & Maintenance period, resulting expected increase in head grades upon the resumption of operations, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to, upon the resumption of operations will be able to increase throughput through the processing plant up to design levels, the tons mined will increase to design levels upon the resumption of operations, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any i ntent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.